[Letterhead of Luse Gorman Pomerenk & Schick, P.C.]

(202) 274-2029	kweissman@luselaw.com

June 30, 2006

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Ben Franklin Financial, Inc.
Registration Statement on Form SB-2

Ladies and Gentlemen:

Pursuant to Rule 101 of Regulation S-T and on behalf of Ben Franklin Financial, Inc. (the “Registrant”), we are transmitting by EDGAR under the Securities Act of 1933 (the “Securities Act”) the Registrant’s Registration Statement on Form SB-2, including exhibits (the “Registration Statement”). The registration fee of $956 has been calculated in accordance with Section 6(b) of the Securities Act and Rule 457 promulgated thereunder, and was transmitted to the Securities and Exchange Commission by wire transfer in accordance with Rule 13 of Regulation S-T.

The Registration Statement relates to the issuance by the Registrant of its shares of common stock, par value $0.01 per share, in connection with its reorganization and minority stock issuance. Upon the completion of the offering, Ben Franklin Financial, MHC will be the majority owner of the Registrant.

If you have any questions or comments, please contact the undersigned at (202) 274-2029 or Benjamin Azoff at (202) 274-2010.

Very truly yours,

/s/ Kip A. Weissman
Kip A. Weissman

Enclosures
cc:	C. Steven Sjogren, President and
Chief Executive Officer
Benjamin Azoff, Esq.